UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Compugen Ltd.

On October 11, 2018, Compugen Ltd. (the “Company”) issued a press release announcing that it has entered into a Master Clinical Trial Collaboration Agreement (the “Agreement”) with Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb “ or “BMS”), to evaluate the safety and tolerability of Compugen’s COM701, a first-in-class investigational anti-PVRIG antibody (“COM701” or the “Compugen Compound”), in combination with Bristol-Myers Squibb’s programmed death-1 (PD-1) immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. A copy of this press release is furnished as Exhibit 99.1 to this Form 6-K.

Pursuant to the Agreement, Compugen will be responsible for and will continue sponsoring the ongoing two-part Phase 1 trial, which includes the evaluation of the combination of COM701 and Opdivo®, BMS’s PD-1 immune checkpoint inhibitor (nivolumab), in four tumor types including non-small cell lung, ovarian, breast and endometrial cancer. BMS will provide Opdivo® at no cost to Compugen for the combination arm of this trial.

The collaboration is also designed to address potential future combinations, including trials sponsored by Bristol-Myers Squibb to investigate combined inhibition of checkpoint mechanisms, such as PVRIG and TIGIT. The clinical combination of multiple immune checkpoint inhibition is designed to test the biological rationale of the PVRIG pathway and the synergistic activity demonstrated in preclinical models. BMS and Compugen will each supply the other company with its own compound for the other party’s study, and otherwise each party will be responsible for all costs associated with the study that it is conducting.  Each of the Compugen sponsored study and the BMS sponsored study is referred to as a “Combined Therapy Study”).

Ownership of, and global commercial rights to, the Compugen Compound remain solely with Compugen under the Agreement (subject to the rights granted to BMS as hereinafter described). If Compugen wishes to license the right to commercialize the Compugen Compound in any territory during the time prior to the end of the Combination Therapy Studies plus 6 months, but, in certain circumstances, no later than 12 months following completion of the Compugen sponsored Combined Therapy Study (the “Exclusivity Period”), Compugen must first negotiate with BMS, for a period of three months (the “Negotiation Period”), to grant an exclusive license to develop and commercialize the Compugen Compound in that territory. If BMS and Compugen do not reach an agreement for an exclusive license within the Negotiation Period, then BMS will have no further first negotiation rights, and Compugen will be free to license the Compugen Compound (subject to all other rights afforded to BMS under the Agreement) to other parties, in such territory. After the expiration of the Exclusivity Period, Compugen is free to license the Compugen Compound without any further obligation to BMS.

Under the Agreement, each party grants the other party a non-exclusive, worldwide (subject to certain exceptions), sublicensable (through multiple tiers of sublicensees), irrevocable, royalty-free license under certain of its patents, technology and regulatory documentation to seek regulatory approval of such other party’s compound that is evaluated under the Agreement and, upon any such regulatory approval, to market and promote such compound solely for use in a combined therapy investigated under the Agreement in any manner that is consistent with the regulatory approval for such compound.

The Agreement also contains certain exclusivity provisions that run through the Exclusivity Period. Compugen agrees not to conduct any preclinical or clinical research with, or grant rights to, certain restricted third parties regarding the combination of an anti-PD-1 antagonist or anti-PD-L1 antagonist together with the Compugen Compound. Compugen remains free to conduct any preclinical or clinical research involving such restricted combination on its own or in collaboration with academic or other non-profit entities.

Subject to termination rights for breach, bankruptcy or a material safety issue or clinical hold, the term of the Agreement will continue in effect until completion by all centers or institutions participating in the Combined Therapy Studies, the delivery of study data to both parties and the completion of any then agreed upon protocol(s), statistical analysis and bioanalysis plan. In the event a third party merges with or acquires Compugen, Compugen is free to assign or transfer the Agreement without the consent of BMS.

In conjunction with the signing of the Agreement, Bristol-Myers Squibb is making a $12 million equity investment in Compugen. Under the terms of the securities purchase agreement, Bristol-Myers Squibb will purchase 2,424,243 ordinary shares of Compugen at a purchase price of $4.95 per share.  The share price represents a 33% premium over the average closing price of Compugen’s ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement.  The investment is expected to close on or about October 12, 2018, subject to the satisfaction of customary closing conditions.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-213007.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press Release dated October 11, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: October 11, 2018	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel